EXHIBIT 12.1

ELECTROGLAS, INC.

STATEMENT OF COMPUTATION OF RATIOS

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges. The following table sets forth the ratio of earnings to fixed charges of the Company for the years 2003 through 1998.

	2003	2002	2001	2000	1999	1998
FIXED CHARGES
Interest expense excluding beneficial conversion feature	$2,346	$1,354	$31	$33	$34	42
Portion of rental expense deemed to represent interest	606	1,666	3,079	3,537	990	1,100

Total fixed charges	$2,952	$3,020	$3,110	$3,570	$1,024	$1,142

EARNINGS BEFORE FIXED CHARGES
Earnings from continuing operations before income tax	$(60,125)	$(77,772)	$(41,638)	$46,327	$7,434	$(34,199)
Fixed charges	2,952	3,020	3,110	3,570	1,024	$1,142

Total earnings before fixed charges	$(57,173)	$(74,752)	$(38,528)	$49,897	$8,458	$(33,057)

RATIO OF EARNINGS TO FIXED
CHARGES	(1)	(1)	(1)	14x	8x	(1)

(1)	We would have had to generate additional earnings for the years ended December 31, 2003, 2002, 2001, and 1998 of $60.1 million, $77.8 million, $41.6 million, and $34.2 million, respectively to achieve a ratio of 1:1.